Exhibit 21.1

SUBSIDIARIES OF SCHOLAR ROCK HOLDING CORPORATION

Subsidiary	Jurisdiction
Scholar Rock, Inc.	Delaware
Scholar Rock Netherlands B.V.	The Netherlands
Scholar Rock Securities Corporation	Massachusetts